SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

 NU HOLDINGS LTD. Floor 4, Willow House, Cricket Square Grand Cayman, KY1-9010, Cayman Islands PROXY STATEMENT General The Board of Directors of Nu Holdings Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on August 6, 2026 at 8:00 a.m., Brasilia time (UTC-3). The AGM will be held at the offices of the Company, located at Rua Capote Valente, 39, Pinheiros, São Paulo-SP, 05409-000, Brazil. The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and shareholders can attend in person or electronically. You will be able to attend the AGM online by visiting meetnow.global/M5FDQAW. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials. On July 6, 2026, we published a notice of the AGM and our proxy materials on the Investor Relations section of the Company’s website at https://www.investidores.nu/ and on the SEC’s website at https://www.sec.gov and mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. Record Date, Share Ownership and Quorum Only the holders of record of Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Company as at the close of business on June 26, 2026, Brasilia time (UTC-3) (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business on the Record Date, 4,830,484,570 Ordinary Shares were issued and outstanding, including 3,807,883,872 Class A Ordinary Shares and 1,022,600,698 — Class B Ordinary Shares. One or more shareholders holding not less than a majority in aggregate of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. Voting and Solicitation Each Class A Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to twenty votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM). Internet Availability of Proxy Materials We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. On or about July 6, 2026, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. Voting by Holders of Ordinary Shares Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favour of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on August 4, 2026 to ensure your representation at our AGM. The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Inc. (“Computershare”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by Computershare. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@nubank.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM.If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time on August 4, 2026. PROPOSAL 1: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025 BE APPROVED AND RATIFIED. The Company seeks shareholder approval and ratification of the Company’s 2025 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s Audited Accounts is included in the 2025 annual report on Form 20-F which is available on the Company’s website at https://www.investidores.nu/. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favour of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025. PROPOSAL 2: REELECTION OF DIRECTORS TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE REELECTION OF THE INDIVIDUALS LISTED FROM “A” TO “I”, AS DIRECTORS OF THE COMPANY (THE “NOMINEES”), EACH TO SERVE FOR A TERM ENDING ON THE DATE OF THE NEXT ANNUAL GENERAL MEETING OF THE MEMBERS, OR UNTIL SUCH PERSON RESIGNS OR IS REMOVED IN ACCORDANCE WITH THE TERMS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY, BE APPROVED: a. David Vélez Osorno; b. Anita Mary Sands; c. David Alexandre Marcus; d. Diego Piacentini; e. Douglas Mauro Leone; f. Jacqueline Dawn Reses; g. Luis Alberto Moreno Mejía; h. Rogério Paulo Calderón Peres; i. Thuan Quang Pham. Pursuant to Article 21 of the Company’s Twelfth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors and the Founding Shareholder (as defined in the Memorandum and Articles of Association), have nominated David Vélez Osorno, Anita Mary Sands, David Alexandre Marcus, Diego Piacentini, Douglas Mauro Leone, Jacqueline Dawn Reses, Luis Alberto Moreno Mejía, Rogério Paulo Calderón Peres, and Thuan Quang Pham for reelection, each as a director of the Company, to serve until the next annual general meeting of shareholders or until such person resigns or is removed in accordance with the Company’s Memorandum and Articles of Association. Information relating to the Nominees is set forth below: Name Age Position(s) David Vélez Osorno 44 Founder, Chairman and Chief Executive Officer Anita Mary Sands 50 Lead Independent Director(1)* David Alexandre Marcus 53 Director (2) Diego Piacentini 65 Director* Douglas Mauro Leone 69 Director (2)* Jacqueline Dawn Reses 56 Director (2)* Luis Alberto Moreno Mejía 73 Director (2)* Rogério Paulo Calderón Peres 64 Director, Chair (Audit & Risk Committee) (1)* Thuan Quang Pham 58 Director (1)* (1) Member of the Audit and Risk Committee. (2) Member of the Compensation and People Committee. * Independent Director. David Vélez Osorno is our Founder, the Chairman of our Board of Directors and our Chief Executive Officer. Before founding Nu in 2013, David was a partner at Sequoia Capital, in charge of the firm’s Latin American investments group. Before Sequoia, David worked in investment banking and growth equity at Goldman Sachs, Morgan Stanley and General Atlantic. He holds a Bachelors of Science in Management Science and Engineering and a Masters in Business Administration, both from Stanford University. Anita Mary Sands is a member of our Board of Directors, a position she has held since October 2020. She has acted as our Lead Independent Director since October 2022, and is also a member of our Audit and Risk Committee since June 2021. Dr. Sands has served on the board of directors of ServiceNow, Inc. since July 2014, besides other private Boards of Directors, such as JumpCloud, Inc. (since December 2021), Cyderes (since January 2022) and Rokt (since January 2025). She also served on the Board of Directors of Circle Internet Financial, Inc. (2022 until 2024), Pure Storage, Inc. (2015 until 2021), Khosla SPAC (2021), and SVF SPAC (2021 until 2023). Most recently, she returned to the management side of the corporate environment joining General Catalyst as Vice Chair and Head of Growth (January 2026). From April 2012 to September 2013, Dr. Sands served as group managing director, head of change leadership and a member of the wealth management Americas executive committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was group managing director and chief operating officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Dr. Sands was a transformation consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was managing director, head of transformation management at Citigroup N.A.’s global operations and technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and the Canadian Imperial Bank of Commerce (CIBC). Dr. Sands holds a Bachelor’s of Science in Physics and Applied Mathematics and a Doctoral Degree in Atomic and Molecular Physics, both from The Queen’s University of Belfast, Northern Ireland, and a Master’s of Science in Public Policy and Management from Carnegie Mellon University. She is also a former James Wei Visiting Professor in Entrepreneurship at Princeton University. David Alexandre Marcus is a member of our Board of Directors, a position he has held since March, 2023. He is also a member of our Compensation and People Committee since March 2023. Mr. Marcus is CEO and co-founder of Lightspark. Lightspark is an open global money movement platform at the intersection of fiat payment systems and Bitcoin and Stablecoin networks. Most recently he led all payments and crypto efforts at Meta. In 2018, Mr. Marcus started Diem (fka Libra). He joined Meta in 2014, then called Facebook, to lead Messenger which he took from under 200M monthly users to over 1.5B. Previously, he was PayPal’s President. A lifelong entrepreneur, Mr. Marcus launched two companies in Europe, then founded mobile payments company Zong in Silicon Valley, which was acquired by PayPal in 2011. Diego Piacentini is a member of our Board of Directors, a position he has held since April 2026. Mr. Piacentini is the founder of View Different, a venture firm that invests in entrepreneurs using technology to reshape traditional industries. He served as Senior Vice President of International Consumer Business at Amazon for 16 years, overseeing operations in Europe, Asia, and emerging markets. Before Amazon, he held senior roles at Apple, including leading its European business. In the public sector, Mr. Piacentini served a two-year term as the Italian government’s Special Commissioner for the Digital Agenda, leading initiatives to modernize public services through technology. He also serves as non-executive director of The Economist Group, DoorDash and Voi Technologies, executive advisor to KKR, and board member or mentor to organizations including Endeavor and the Institute for Health Metrics and Evaluation (IHME). Mr. Piacentini holds a B.S. in Economics from Bocconi University. Douglas Mauro Leone is a member of our Board of Directors, a position he has held since 2016. He has also been a member of our Compensation and People Committee since July 2021. Doug is a Partner at Sequoia Capital, which he joined in 1988 and became Partner in 1993. At Sequoia, from 2012 to 2022, he served as its Global Managing Partner, and from 1996 to 2012 he served as Co-Head of the Partnership. Doug also serves on the Board of Directors of [24]7, Cresta, Cyera, Island.io, Sequoia Heritage, Soley Pharmaceutical, StrongDM, Trade Republic, Wiz, and Zafran. Before Sequoia, Doug began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer. He holds a Bachelor’s of Science in Mechanical Engineering from Cornell University, a Master’s of Science in Industrial Engineering from Columbia University, and a Master’s of Science in Management from the Massachusetts Institute of Technology. Jacqueline Dawn Reses is a member of our Board of Directors, a position she has held since March 2021. She has also been the Chair of our Compensation and People Committee since July 2021, and acted as a member of our Audit and Risk Committee from June 2021 until December 2023. She is the current Chairwoman and Chief Executive Officer of Lead Bank (since October 2021) and most recently served as executive chair of Square Financial Services LLC and capital lead at Block, Inc. (Square, Inc.), a publicly traded financial services company, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. She serves on the board of directors of Affirm and TaskUs. She holds a Bachelor’s of Science in Economics with honors from the Wharton School of the University of Pennsylvania. Luis Alberto Moreno Mejía is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Compensation and People Committee since July 2021. He joined us after his 15-year tenure as the President of the Inter-American Development Bank Group from October 2005 to September 2020, and has served as a Managing Director at Allen & Co. since February 2021. Mr. Moreno has served on the Board of Directors of Dow Inc. since April 2021 and in January 2025 he joined the Global Advisory Board of Coinbase Inc. He has also served as Colombia’s Ambassador to the United States for seven years from October 1998 to June 2005. He had a distinguished career in business and government. As Minister of Economic Development between July 1992 and January 1994, he was head of the Instituto de Fomento Industrial, Colombia’s public sector holding company. In the private sector he was the executive producer of TV Hoy. He holds a Degree in Business Administration and Economics from Florida Atlantic University and a Master’s in Business Administration from the Thunderbird School of Global Management. In 1990, Harvard University awarded him a Neiman Fellowship for his achievements in the field of journalism. Rogério Paulo Calderón Peres is a member of our Board of Directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A. and Itaú Unibanco Holdings S.A. between 2007 and 2014, and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He also serves as a Board member in Alupar Investimentos S.A. since December 2016, and in Grupo Casas Bahia S.A. since September 2019 being also part of its Audit and Finance Committees, all of them listed companies in Brazil. He holds a Bachelor’s in Business Administration from Fundação Getulio Vargas and a Bachelor’s in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, Fundação Getulio Vargas and Fundação Dom Cabral. Thuan Quang Pham is our Board Member and also Member of our Audit and Risk Committee since September 2022. He is the current CTO of Faire (since May 2024). Mr. Pham served as Chief Technology Officer of Coupang from September 2020 until September 2022, and of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President of R&D – Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favour of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION OF EACH OF THE AFOREMENTIONED NOMINEES TO THE BOARD OF DIRECTORS. ANNUAL REPORT AND COMPANY INFORMATION A copy of our 2025 Annual Report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://www.investidores.nu/ and on the SEC’s website at https://www.sec.gov. OTHER MATTERS We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend. By Order of the Board of Directors, David Vélez Osorno Dated: July 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  July 6, 2026